EXHIBIT 12.1
Pinnacle West Capital Corporation
Computation of Earnings to Fixed Charges
($000’s)

	Six
	Months
	Ended
	6/30/2006	2005	2004	2003	2002	2001
Earnings:
Income From Continuing Operations	$122,438	$223,163	$246,590	$225,384	$236,563	$327,367
Income Taxes	56,064	126,892	136,142	102,202	152,145	213,535
Fixed Charges	107,698	214,430	214,803	225,041	219,178	211,958

Total Earnings	$286,200	$564,485	$597,535	$552,627	$607,886	$752,860

Fixed Charges:
Interest Expense	$93,408	$185,087	$183,527	$193,973	$187,039	$175,822
Estimated Interest Portion of Annual Rents	14,290	29,343	31,276	31,068	32,139	36,136

Total Fixed Charges	$107,698	$214,430	$214,803	$225,041	$219,178	$211,958

Ratio of Earnings to Fixed Charges (rounded down)	2.65	2.63	2.78	2.45	2.77	3.55